SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2011

SEC NO. 1-5998

A. Full title of the Plan:

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.
1166 Avenue of the Americas
New York, NY 10036-2774

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marsh & McLennan Companies Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN

Date: June 28, 2012	/s/ Alex P. Voitovich
Authorized Representative of the
Benefits Administration Committee

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements as of December 31, 2011 and 2010 and for the Year Ended December 31, 2011	4-16

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at end of Year) as of December 31, 2011	17

Consent of Independent Registered Public Accounting Firm	Exhibit 23

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Marsh & McLennan Companies, Inc.,
the Marsh & McLennan Companies Benefits Administration Committee
and the Participants in the Marsh & McLennan Agency 401(k) Savings & Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Marsh & McLennan Agency 401(k) Savings & Investment Plan (the "Plan") as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, New York
June 28, 2012

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	2011	2010
ASSETS:

PARTICIPANT DIRECTED INVESTMENTS:

INVESTMENTS AT FAIR VALUE (NOTES 2 and 4)	$45,152,142	$26,599,631

INVESTMENT IN MASTER TRUST, AT FAIR VALUE (NOTE 3)	7,687,601	4,717,891

TOTAL INVESTMENTS	52,839,743	31,317,522

NOTES RECEIVABLE FROM PARTICIPANTS	2,129,883	967,122

CONTRIBUTIONS RECEIVABLE	494,702	-

INTEREST RECEIVABLE	9,432	7,621

TOTAL RECEIVABLES	2,634,017	974,743

ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	55,473,760	32,292,265

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS INCLUDED IN THE MASTER TRUST	(167,690)	(155,014)

NET ASSETS AVAILABLE FOR BENEFITS	$55,306,070	$32,137,251

See notes to financial statements.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

INVESTMENT INCOME (LOSS):
Dividends	$552,550
Interest	54,713
Net depreciation in fair value of investments	(1,494,299)
Plan interest in Master Trust	390,242

NET INVESTMENT LOSS	(496,794)

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	79,958

CONTRIBUTIONS:
Participant	9,100,534
Employer	2,798,957
Rollovers	12,250,032

TOTAL CONTRIBUTIONS	24,149,523

BENEFITS PAID TO AND WITHDRAWALS BY PARTICIPANTS	(1,722,409)

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	22,010,278

TRANSFERS IN FROM OTHER PLAN (NOTE 6)	1,165,467
TRANSFERS OUT TO OTHER PLAN (NOTE 6)	(6,926)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	32,137,251

End of year	$55,306,070

See notes to financial statements.

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010 AND
FOR THE YEAR ENDED DECEMBER 31, 2011

(1)	Description of Plan

General

The Marsh & McLennan Agency 401(k) Savings & Investment Plan (the "Plan") is a defined contribution Plan with 401(k) and 401(m) features, which allows eligible participants to contribute from their eligible compensation through payroll deductions on a before-tax, after-tax or Roth 401(k) basis. Under the Plan, employees who are paid on a U.S. payroll and are at least 18 years of age, as well as employees of any subsidiary or affiliate of Marsh & McLennan Agency LLC (the “Agency"), are eligible to contribute to the Plan. The Agency is a subsidiary of Marsh & McLennan Companies Inc. (the “Company” or “Marsh & McLennan Companies”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees can make rollover contributions to the Plan as soon as the employee is eligible to participate in the Plan. The Plan became effective on January 1, 2010.

The before-tax and/or Roth 401(k) contribution percentage limit is 75% of eligible compensation. The after-tax contribution percentage limit is 15% of eligible compensation. The aggregate limit on before-tax, after-tax and Roth 401(k) contributions is 75% of eligible compensation. Participants age 50 or older by the end of the calendar year are permitted to make additional “catch-up” contributions.

The trustee for the Plan is the Northern Trust Company (the “Trustee”). The trustee is responsible for maintaining the assets of the Plan and performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Mercer Outsourcing (a subsidiary of the Company), is the Plan’s recordkeeper and is responsible for making distribution payments as directed by the Company.

The Marsh & McLennan Companies Benefits Administration Committee is the plan administrator responsible for the overall administration and operation of the Plan. Certain administrative functions are performed by employees of the Company or its subsidiaries. All such costs as well as administrative expenses are borne directly by the Company.

Contributions

The Company makes matching contributions, after completion of one year of service, of 50% on the first 6% of eligible compensation, earned commissions and regular draw that participants contribute to the Plan in any pay period.

Participant and Company contributions are subject to certain limitations in accordance with Federal income tax regulations. When a participant reaches the Internal Revenue Service

(“IRS”) annual limit, the before-tax contributions are automatically made as after-tax contributions for the remainder of the calendar year unless the participant decides to discontinue contributions or the participant’s eligible compensation reaches the IRS compensation limit.

Participants are eligible to direct their Company matching contributions and all of their employee contributions to any of the available investment options. If a participant does not choose an investment direction for his or her future Company matching contributions or employee contributions, they are automatically invested in a default fund within the Plan. The BlackRock LifePath Portfolios are the default funds within the Plan.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited for the participant’s contribution and the Company’s matching contribution, charged for withdrawals, and adjusted to reflect the performance of the investment options in which the account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures
Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in the Company’s matching contribution as follows: 0% if less than two years of service, 33-1/3% after two years of service, 66-2/3% after three years of service and 100% after four years of service.

At December 31, 2011 and 2010 forfeited non-vested accounts totaled $0 and $36, respectively. The balances in forfeited non-vested accounts have been and will be used to fund future contributions due from the Company and/or reduce Plan expenses. During the year ended December 31, 2011, employer contributions of $11,442 were funded from forfeited non-vested accounts.

Payment of Benefits
Participants with vested balances greater than $1,000 who leave the Company before age 65 may elect to leave their money in the Plan until April 1st of the year following the calendar year in which they attain the age of 70-1/2, or if later, the April 1st of the calendar year following the calendar year in which they terminated employment. Payment of benefits on termination of service varies depending upon the vested amount in the participant’s account balance, the reason for termination (i.e. retirement, death, disability, termination of service for other reasons) and the payment options available (i.e. immediate lump sum payment, deferral of lump sum payment, installment payments, etc.) for a particular type of termination.

Notes Receivable from Participants
Plan participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the vested value of his or her Plan account. Outstanding loans, which are secured by the participants’ interest in the Plan, are generally repaid through weekly and semi-monthly payroll deductions or, at the option of the participant, may be paid in full without penalty. Loan repayments, which include principal and interest, are credited directly to the participant’s Plan account. Interest is charged on the outstanding balance at prime rate plus 1% based on the prime rate in effect at the time the loan is processed.

The preceding description of the Plan provides only general information. Participants should refer to the Plan document and the Marsh & McLennan Companies Benefits Handbook via www.peoplelink.com for a more complete description of the Plan’s provisions.

(2)	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

New Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (the “FASB”) issued new guidance that added a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The disclosure required by this guidance was not applicable in the current year because the Plan has no level 3 assets or liabilities.

In May 2011, the FASB issued guidance that requires the categorization by level for items where fair values are disclosed but not recognized in the financial statements, information about transfers between Level 1 and Level 2 and guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The guidance also requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption is not expected to have a material effect on the statements of net assets available for benefits and statement of changes of net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition
The Plan, along with the Marsh & McLennan Companies 401(k) Savings & Investment Plan and the Mercer HR Services Retirement Plan, participates in the Marsh & McLennan Companies, Inc. Master Retirement Savings Trust (the “Master Trust”). The Master Trust includes Marsh & McLennan Companies common stock, guaranteed investment contracts (“GICs”), security backed investment contracts (“synthetic GICs”) and short-term investments. The fair value of the GICs and synthetic GICs are discussed in Note 3.

In accordance with accounting guidance for reporting of fully benefit-responsive investment contracts held by certain investment companies subject to the AICPA Investment Company Guide and Deferred-Contribution Health and Welfare and Pension Plans, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by the guidance.

The Plan also has other investments outside the Master Trust that are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The shares of mutual funds are reflected in the accompanying statements of net assets available for benefits at quoted market prices. Shares of common/collective trusts are valued at the net asset value of shares held by the Plan at year-end based upon the quoted market prices of the underlying investments.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are reflected as a reduction of net appreciation (depreciation) in fair value of investments for these funds.

Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to withdraw from the Plan but had not yet been paid at December 31, 2011 were not material.

Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

(3)	Investment in Master Trust

The Master Trust holds investments consisting of Marsh & McLennan Companies common stock, GICs, synthetic GICs, and short-term investments. The Trustee holds the investment assets of the Master Trust as a commingled fund or commingled funds in which each separate plan is deemed to have a proportionate undivided interest in the investments in which they participate. The Plan’s investment in the Master Trust consists of units owned in the Marsh & McLennan Companies Stock Fund or the Putnam Fixed Income Fund. At December 31, 2011 and 2010, the Plan’s interest in the net assets of the Master Trust was approximately 0.7% and 0.5%, respectively.

The following table summarizes the net assets of the Master Trust as of December 31, 2011 and 2010:

	2011	2010
INVESTMENTS:
Marsh & McLennan Companies Stock Fund
Marsh & McLennan Companies common stock at fair value	$360,555,366	$328,524,959
Short-term investment fund at fair value	7,098,101	5,747,968
Receivable from sale of securities	-	1,111,320
	367,653,467	335,384,247

Putnam Fixed Income Fund
Guaranteed investment contracts at fair value	218,199,652	238,619,944
Security backed investment contracts at fair value	325,404,559	297,295,425
Short-term investment fund at fair value	117,205,849	90,164,414
Accrued interest receivable	1,413,228	-
Payable for purchase of securities	(1,501,048)	-
Liability for expenses incurred	(119,182)	(125,029)
	660,603,058	625,954,754

NET ASSETS OF THE MASTER TRUST AT FAIR VALUE	1,028,256,525	961,339,001

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE	(18,848,575)	(25,260,492)

NET ASSETS OF THE MASTER TRUST	$1,009,407,950	$936,078,509

The ownership interests in the Master Trust as of December 31, 2011 and 2010 are as follows:

Marsh & McLennan Agency 401(k) Savings & Investment Plan	2011	2010
Investment in Marsh & McLennan Companies Stock Fund	$1,810,034	$876,632
Investment in Putnam Fixed Income Fund	5,709,877	3,686,245
Investment in Master Trust	$7,519,911	$4,562,877

Plan’s Percentage Interest in Master Trust net assets	0.7%	0.5%

Other Plans
Investment in Master Trust	$1,001,888,039	$931,515,632

Other Plans' Percentage Interest in Master Trust net assets	99.3%	99.5%

The following table summarizes the net investment income of the Master Trust for the year ended December 31, 2011:

INVESTMENT INCOME (LOSS) AND EXPENSES:
Net appreciation in fair value of Marsh & McLennan Companies common stock	$50,299,410
Dividends	10,038,702
Interest	20,319,449
Expenses	(579,885)
NET INVESTMENT INCOME	$80,077,676

NET INVESTMENT INCOME FROM MASTER TRUST – BY PLAN:
Marsh & McLennan Agency 401(k) Savings & Investment Plan	$390,242
Other Plans	$79,687,434

Marsh & McLennan Companies Stock Fund Valuations
The Marsh & McLennan Companies Stock Fund consists of Marsh & McLennan Companies common stock and short-term investment funds. The Marsh & McLennan Companies common stock is reported at fair value based on the closing market price at December 31, 2011 and 2010. The short-term investment fund is composed of high-grade money market instruments with short maturities that are reported at net asset value as of the reporting date.

Putnam Fixed Income Fund Valuations
The fixed income fund consists of GICs, synthetic GICs and short-term investment funds. The short-term investment funds primarily consist of high-grade money market instruments with short maturities that are reported at net asset value as of the reporting date.

The investments in GICs and synthetic GICs are part of the Putnam Fixed Income Fund (the “Fund”) managed by the Putnam Fiduciary Trust Company. Investments in GICs and synthetic GICs (collectively, the “Investment Contracts”) are valued at contract value, as determined in good faith by the investment manager (contract value representing invested principal plus contractual interest earned thereon). The Investment Contracts are non-transferable, but provide for benefit responsive withdrawals by plan participants at contract value. In determining Investment Contracts’ fair value, factors such as the benefit responsiveness of the Investment Contracts and, with respect to synthetic GICs, the contingency provisions in the contract in the event of a default by the issuer of underlying securities, are considered.

Investment Contracts will normally be held to maturity, and meet the fully benefit responsive requirements of the accounting guidance. The contract value of Investment Contracts will be adjusted to reflect any issuer defaults or other evidence of impairment of an Investment Contract should they occur.

Synthetic GICs consist of investment-grade fixed income securities (or commingled funds composed of such securities) owned by the Fund or, in the case of insurance company separate accounts, owned by the insurance company, that are “wrapped” by an insurance company, bank, or other financial institution (the “wrap provider”). The underlying securities of the synthetic GICs may be either held to maturity or the securities may be bought and sold during the life of the contract. Under specified circumstances, the wrap provider provides liquidity for benefit payments to the Fund for the benefit of Plan participants at contract value.

In a wrapped contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapped contract amortizes the realized and unrealized gains and losses on the underlying bonds, typically over the duration of the bonds, through adjustments to the future interest crediting rate. The crediting rate is designed to result in the accrual of income over time equal to the cumulative market return on the covered assets net of fees, but without the fluctuations in value typically associated with fixed income securities. The crediting rate is calculated by a formula specified in each wrap agreement and is typically adjusted quarterly depending on the contract. The key factors that influence future crediting rates for wrapped contracts include: the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the contract, the investment returns generated by the bonds that back the wrapped contract, and the duration of the underlying investments backing the contract. Wrapped contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying bonds, they can have a material impact on the contract’s crediting rate. To the extent the Fund has unrealized and realized losses, the future crediting rates will be lower over time than the then-current market rates to account for this loss. Similarly, if the portfolio generated realized and unrealized gains, future interest crediting rates will be higher over time than the then-current market rates. Additionally, the level and timing of contributions allocated to, and withdrawals from the Fund affects the crediting rate and can result in a different crediting rate than would be the case if the level and timing of contributions and withdrawals were different.

All wrapped contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero, the wrap providers will pay to the Plan any shortfall needed to maintain the interest crediting rate at zero. This protects the participants’ principal and accrued interest. Additionally, the Fund only purchases participating wrap contracts, meaning that future crediting rates will not be affected by participant withdrawals regardless of the market-to-book ratio of the contract at the time of the withdrawal. Importantly, if the market value is below the book value at the time of the withdrawal, the wrap provider will make up the difference for that withdrawal so that the ratio of the market-to-book remains constant.

The only event or circumstance that would allow the issuers to terminate a fully benefit-responsive contract with the Plan at an amount different from contract value would be if they were provided with willingly fraudulent information about the Plan by Putnam Investment Management, which relies on Mercer Outsourcing for some of this information. This would constitute a breach of contract and would allow for termination at a value that could be different from contract value.

The average yield of the Investment Contracts based on annualized earnings was approximately 3.4% for the year ended December 31, 2011. The crediting interest rate of the Investment Contracts based on interest rate credited to participants was approximately 3.7% and 4% at December 31, 2011 and 2010, respectively.

(4)	Fair Value Measurements

In accordance with guidance issued by the FASB, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period.

The following table sets forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010.

	Assets Held Outside the Master Trust
	Fair Value Measurements at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds:
Balanced/target retirement funds	$2,119,065	$ -	$ -	$2,119,065
Blend funds	489,487	-	-	489,487
Bond funds	3,209,008	-	-	3,209,008
Growth funds	7,161,669	-	-	7,161,669
International funds	2,933,734	-	-	2,933,734
Value funds	5,791,187	-	-	5,791,187
Total Mutual funds	21,704,150	-	-	21,704,150

Common collective trusts:
Balanced/target retirement funds	-	21,402,042	-	21,402,042
Blend funds	-	1,439,281	-	1,439,281
Bond funds	-	606,669	-	606,669
Total Common collective trusts	-	23,447,992	-	23,447,992
Total	$21,704,150	$23,447,992	$ -	$45,152,142

	Assets Held Outside the Master Trust
	Fair Value Measurements at December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds:
Balanced/target retirement funds	$1,601,858	$ -	$ -	$1,601,858
Blend funds	437,781	-	-	437,781
Bond funds	2,324,742	-	-	2,324,742
Growth funds	4,195,955	-	-	4,195,955
International funds	2,390,930	-	-	2,390,930
Value funds	3,865,845	-	-	3,865,845
Total Mutual funds	14,817,111	-	-	14,817,111

Common collective trusts:
Balanced/target retirement funds	-	10,781,545	-	10,781,545
Blend funds	-	653,895	-	653,895
Bond funds	-	347,080	-	347,080
Total Common collective trusts	-	11,782,520	-	11,782,520
Total	$14,817,111	$11,782,520	$ -	$26,599,631

Following is a description of the valuation methodologies used for assets measured at fair value.

•	Mutual funds: Valued at quoted market prices at year-end on the active market.

•	Common/collective trusts: Valued at the quoted market prices of the underlying investments at year-end.

The following table sets forth, by level within the fair value hierarchy, a summary of the Master Trust’s investments measured at fair value on a recurring basis as of December 31, 2011 and 2010.

	Master Trust Assets
	Fair Value Measurements at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Marsh & McLennan Companies common stock	$360,555,366	$ -	$ -	$360,555,366
Short-term investment fund	124,303,950	-	-	124,303,950
Guaranteed investment contracts	-	218,199,652	-	218,199,652
Security backed investment contracts	-	325,404,559	-	325,404,559
Total Master Trust	$484,859,316	$543,604,211	$ -	$1,028,463,527

	Master Trust Assets
	Fair Value Measurements at December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Marsh & McLennan Companies common stock	$328,524,959	$ -	$ -	$328,524,959
Short-term investment fund	95,912,382	-	-	95,912,382
Guaranteed investment contracts	-	238,619,944	-	238,619,944
Security backed investment contracts	-	297,295,425	-	297,295,425
Total Master Trust	$424,437,341	$535,915,369	$ -	$960,352,710

Following is a description of the valuation methodologies used for assets measured at fair value.

•	Common stock: Valued at the closing price reported on the active market where the securities are traded.

•	Short-term investment funds: High-grade money market instruments valued at net asset value at year-end.

•	Guaranteed investment contracts: Valued at fair value based on discounted future cash flows using comparable treasury yields plus a spread as of year-end.

•	Security backed investment contracts: Valued based on the market value of the underlying investments and the replacement cost of the wrap contract.

There were no significant transfers between levels during 2011 or 2010.

The following table provides additional information as of December 31, 2011 and 2010 for investments in certain entities that report a net asset value per share (or its equivalent):

	Fair Value
	2011	2010	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

S&P 500 stock index fund (a)	$1,439,281	$653,895	-	Daily	None
Target retirement funds (b)	21,402,042	10,781,545	-	Daily	None
Bond index fund (c)	606,669	347,080	-	Daily	None
	$23,447,992	$11,782,520

(a)
This category includes investments in U.S. equity securities and collective investment funds that seek to approximate the return of the S&P 500 Composite Stock Price Index. The fair value of the investment in this category has been estimated using the quoted market prices of the underlying securities.

(b)
This category includes investments in a mix of index funds designed to provide an appropriate blend of income and inflation protection for selected retirement years. The fair value of the investments in this category has been estimated using the quoted market prices of the underlying securities.

(c)
This category includes investments in U.S. government and agency securities, investment grade corporate and yankee bonds, and mortgage-backed and asset-backed securities. The fair value of the investments in this category has been estimated using the quoted market prices of the underlying securities.

In addition, the registered investment company funds in the Plan have no unfunded commitments and can be redeemed daily with no notice period.

(5)	Exempt Party in Interest Transactions

At December 31, 2011 and 2010, the Plan, through its interest in the Master Trust (see Note 3) was the beneficial owner of 56,138 and 31,408 shares of common stock of Marsh & McLennan Companies, Inc., the sponsoring employer. The fair value of the shares as of December 31, 2011 and 2010 was $1,775,089 and $858,703, respectively. The cost of these shares at December 31, 2011 and 2010 was $1,321,073 and $733,329, respectively. The Plan recorded dividend income of $39,966 for the year ended December 31, 2011 from shares of Marsh & McLennan Companies, Inc.

Certain administrative functions are performed by officers and employees of the Company (who may also be participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Internal Revenue Code (“IRC”) and ERISA’s rules on prohibited transactions.

(6)	Transfers from Other Plans

In 2011, certain employees transferred their balances between the Marsh & McLennan Companies 401(k) Savings & Investment Plan and the Plan. The net amount transferred into the Plan was $1,158,541 which included transfers into the Plan of $1,165,467 and transfers from the Plan of $6,926.

(7)	Investments

The following table presents the market values of investments (excluding the Master Trust, discussed above) that represent 5% or more of the Plan’s assets at the end of the plan-year:

	December 31, 2011	December 31, 2010

BlackRock LifePath Index 2030 Fund	$3,506,526	$2,086,818
BlackRock LifePath Index 2025 Fund	3,408,368	1,468,303*
BlackRock LifePath Index 2015 Fund	3,347,975	2,406,977
BlackRock LifePath Index 2035 Fund	3,210,927	694,127*
PIMCO Total Return Fund	3,209,008	2,324,742
BlackRock LifePath Index 2020 Fund	3,174,975	1,854,725
T. Rowe Price Mid Cap Growth Fund	3,004,474	2,129,527
American Europacific Growth Fund	2,439,555*	2,104,357
Goldman Sachs Small Cap Fund	2,307,683*	1,661,028

*Investment does not represent 5% or more of the Plan’s net assets available for benefits as of the year end being reported but is included for informational purposes.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value as follows:

Year Ended December 31, 2011

Mutual funds	$(1,184,428)
Common/collective trusts	(309,871)
$(1,494,299)

(8)	Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated June 1, 2012 that the Plan is designed in accordance with applicable sections of the IRC. The Company and the Plan’s management believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that all Plan years remain open to examination by the IRS.

(9)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, each participant would become 100% vested in his or her account.

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2011 and 2010:

	2011	2010
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$55,306,070	$32,137,251
Add/(less): Adjustment from contract value to fair value for fully benefit-responsive investment contracts	167,690	155,014

Net assets available for benefits per the Form 5500, at fair value	$55,473,760	$32,292,265

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2011:

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$22,010,278
Add: Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	12,676

Net Income per Form 5500	$22,022,954

MARSH & McLENNAN AGENCY 401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H; PART IV LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

EIN #36-2668272
Plan #006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(e) Current Value

	PUTNAM S&P 500 INDEX FUND	Common/Collective Trust	$1,439,281
	PUTNAM BOND INDEX FUND	Common/Collective Trust	606,669
	BLACKROCK LIFEPATH INDEX 2015 FUND	Common/Collective Trust	3,347,975
	BLACKROCK LIFEPATH INDEX 2020 FUND	Common/Collective Trust	3,174,975
	BLACKROCK LIFEPATH INDEX 2025 FUND	Common/Collective Trust	3,408,368
	BLACKROCK LIFEPATH INDEX 2030 FUND	Common/Collective Trust	3,506,526
	BLACKROCK LIFEPATH INDEX 2035 FUND	Common/Collective Trust	3,210,927
	BLACKROCK LIFEPATH INDEX 2040 FUND	Common/Collective Trust	1,575,608
	BLACKROCK LIFEPATH INDEX 2045 FUND	Common/Collective Trust	1,573,967
	BLACKROCK LIFEPATH INDEX 2050 FUND	Common/Collective Trust	522,985
	BLACKROCK LIFEPATH INDEX 2055 FUND	Common/Collective Trust	42,146
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND	Common/Collective Trust	1,038,565
	PUTNAM EQUITY INCOME FUND	Registered Investment Company	894,176
	PUTNAM NEW OPPORTUNITIES FUND	Registered Investment Company	417,789
	J HANCOCK INTERNATIONAL CORE FUND	Registered Investment Company	494,179
	DODGE & COX STOCK FUND	Registered Investment Company	1,778,680
	GOLDMAN SACHS SMALL CAP FUND	Registered Investment Company	2,307,683
	PIMCO TOTAL RETURN FUND	Registered Investment Company	3,209,008
	T. ROWE PRICE MID CAP GROWTH FUND	Registered Investment Company	3,004,474
	VANGUARD SELECT FUND	Registered Investment Company	810,648
	CENTURY SMALL CAP SELECT FUND	Registered Investment Company	1,087,505
	AMERICAN EUROPACIFIC GROWTH FUND	Registered Investment Company	2,439,555
	T. ROWE PRICE BLUE CHIP GROWTH FUND	Registered Investment Company	2,651,901
	VICTORY INSTITUTIONAL DIVERSIFIED STOCK FUND	Registered Investment Company	489,487
	VANGUARD WELLINGTON FUND	Registered Investment Company	2,119,065
*	VARIOUS PARTICIPANTS	Participant Loans maturing through 2026 at interest rates from 4.25% to 7.0%.	2,129,883
			$47,282,025

Note: Cost information is not required for participant-directed investments and therefore is not included.

*Party-in-interest.